Exhibit 99.2

SEMPRA ENERGY
Table F (Unaudited)

Statement of Operations Data by Business Unit

Three Months Ended December 31, 2009

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 780	$ 1,079	$ 23	$ 314	$ 137	$ 153	$ (30)	$ 2,456
Cost of Sales and Other Expenses	(561)	(888)	(25)	(233)	(95)	(78)	(12)	(1,892)
Depreciation & Amortization	(90)	(73)	-	(15)	(13)	(12)	(4)	(207)
Equity Earnings (Losses) Recorded Before Income Tax	-	-	79	-	11	-	(2)	88
Other Income (Expense), Net	19	3	(2)	3	2	1	26	52
Income (Loss) Before Interest & Tax [1]	148	121	75	69	42	64	(22)	497
Net Interest (Expense) Income [2]	(30)	(17)	-	1	(7)	(12)	(43)	(108)
Income Tax (Expense) Benefit	(36)	(29)	(4)	(27)	(6)	(17)	24	(95)
Equity Earnings Recorded Net of Income Tax	-	-	-	-	9	-	-	9
(Earnings) Losses Attributable to Noncontrolling Interests	(15)	-	-	-	(1)	-	1	(15)
Earnings (Losses)	$ 67	$ 75	$ 71	$ 43	$ 37	$ 35	$ (40)	$ 288

Three Months Ended December 31, 2008

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 802	$ 992	$ 14	$ 358	$ 119	$ 30	$ (22)	$ 2,293
Cost of Sales and Other Expenses	(590)	(829)	(18)	(278)	(99)	(55)	(7)	(1,876)
Depreciation & Amortization	(75)	(71)	-	(14)	(10)	(7)	(2)	(179)
Equity Earnings (Losses) Recorded Before Income Tax	-	-	241	(2)	13	-	(3)	249
Other Income (Expense), Net	(55)	1	-	(2)	-	(2)	(81)	(139)
Income (Loss) Before Interest & Tax [1]	82	93	237	62	23	(34)	(115)	348
Net Interest Expense [2]	(23)	(16)	(4)	-	(4)	(2)	(33)	(82)
Income Tax (Expense) Benefit	(40)	(23)	(69)	(2)	(3)	23	99	(15)
Equity Earnings Recorded Net of Income Tax	-	-	-	-	6	-	-	6
Losses Attributable to Noncontrolling Interests	62	-	-	-	-	-	-	62
Earnings (Losses)	$ 81	$ 54	$ 164	$ 60	$ 22	$ (13)	$ (49)	$ 319

[1] Management believes "Income (Loss) before Interest & Tax" is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income tax, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest (Expense) Income includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

SEMPRA ENERGY
Table F (Unaudited)

Statement of Operations Data by Business Unit

Year Ended December 31, 2009

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 2,916	$ 3,355	$ 73	$ 1,106	$ 465	$ 278	$ (87)	$ 8,106
Cost of Sales and Other Expenses [1]	(1,998)	(2,586)	(74)	(784)	(473) [1]	(220)	(22)	(6,157)
Depreciation & Amortization	(329)	(293)	-	(58)	(45)	(35)	(15)	(775)
Equity Earnings (Losses) Recorded Before Income Tax	-	-	463	(2)	50	-	(12)	499
Other Income (Expense), Net	64	7	(2)	3	2	2	73	149
Income (Loss) Before Interest & Tax [2]	653	483	460	265	(1)	25	(63)	1,822
Net Interest Expense [3]	(108)	(66)	(7)	-	(17)	(24)	(134)	(356)
Income Tax (Expense) Benefit	(177)	(144)	(108)	(103)	20	15	75	(422)
Equity Earnings Recorded Net of Income Tax	-	-	-	-	68	-	-	68
(Earnings) Losses Attributable to Noncontrolling Interests	(24)	-	-	-	31	-	-	7
Earnings (Losses)	$ 344	$ 273	$ 345	$ 162	$ 101	$ 16	$ (122)	$ 1,119

Year Ended December 31, 2008

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 3,251	$ 4,768	$ 500	$ 1,784	$ 457	$ 74	$ (76)	$ 10,758
Cost of Sales and Other Expenses	(2,386)	(4,054)	(428)	(1,409)	(413)	(130)	(25)	(8,845)
Depreciation & Amortization	(298)	(280)	(6)	(56)	(20)	(15)	(12)	(687)
Gains (Losses) on Sale of Assets	3	-	110	2	-	-	(1)	114
Equity Earnings (Losses) Recorded Before Income Tax	-	-	383	8	43	-	(14)	420
Other Income (Expense), Net	(29)	2	-	(1)	1	11	(93)	(109)
Income (Loss) Before Interest & Tax [2]	541	436	559	328	68	(60)	(221)	1,651
Net Interest Expense [3]	(95)	(52)	(16)	(6)	-	(7)	(42)	(218)
Income Tax (Expense) Benefit	(161)	(140)	(201)	(100)	(23)	21	166	(438)
Equity Earnings Recorded Net of Income Tax	-	-	3	-	60	-	-	63
Losses Attributable to Noncontrolling Interests	54	-	-	-	1	-	-	55
Earnings (Losses)	$ 339	$ 244	$ 345	$ 222	$ 106	$ (46)	$ (97)	$ 1,113

[1] Includes $132 million write-off of long-lived assets.

[2] Management believes "Income (Loss) before Interest & Tax" is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income tax, neither of which is directly relevant to the efficiency of those operations.

[3] Net Interest (Expense) Income includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.